UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Synutra International, Inc.

(Name of the Issuer)

Synutra International, Inc.

Beams Power Investment Limited

Beams Power Merger Sub Limited

Mr. Liang Zhang

Ms. Xiuqing Meng

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 par value per share

(Title of Class of Securities)

87164C102

(CUSIP Number)

Synutra International, Inc.	Beams Power Investment Limited
The Synutra International Building	Beams Power Merger Sub Limited
106 Dong Lu Yuan	Liang Zhang
Tongzhou District, Beijing 101101	Xiuqing Meng
People’s Republic of China	103 Dong Lu Yuan
+86 10 5801 6688	Tongzhou District, Beijing 101101
People’s Republic of China
+86 10 5801 6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.	Dan Ouyang, Esq.	Howard Zhang, Esq.
Denise Shiu, Esq.	Zhan Chen, Esq.	David Polk & Wardwell LLP
Cleary Gottlieb Steen & Hamilton LLP	Wilson Sonsini Goodrich & Rosati	2201 China World Office 2
45th Floor, Fortune Financial Center	Professional Corporation	1 Jian Guo Men Wai Avenue
5 Dong San Huan Zhong Lu	Unit 2901, 29F, Tower C	Chaoyang District, Beijing 100004
Chaoyang District, Beijing 100020	Beijing Yintai Centre	People’s Republic of China
People’s Republic of China	Chaoyang District, Beijing 100022	+86 10 8567 5000
+86 10 5920 1000	People’s Republic of China
+86 10 6529 8300

This statement is filed in connection with (check the appropriate box):

a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*		Amount of Filing Fee**
US$	125,176,920	US$	14,508.01

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 20,690,400 shares of common stock issued and outstanding as of December 8, 2016 (being the remainder of the 56,690,400 shares of common stock as of December 8, 2016 minus the 36,000,000 shares of common stock beneficially owned by the buyer group) multiplied by US$6.05 per share merger consideration (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$14,508.01

Form or Registration No.: Schedule 14A

Filing Party: Synutra International, Inc.

Date Filed: December 9, 2016

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Synutra International, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value US$0.0001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Beams Power Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”);

•	Beams Power Merger Sub Limited, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”);

•	Mr. Liang Zhang, the chairman and chief executive officer of the Company (“Mr. Zhang”); and

•	Ms. Xiuqing Meng, the spouse of Mr. Zhang and the sole shareholder and director of Parent (“Ms. Meng”).

In this Transaction Statement, we refer to Parent, Merger Sub, Mr. Zhang and Ms. Meng collectively as the “buyer group.”

On November 17, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving corporation after the merger as a wholly-owned subsidiary of Parent. Parent is wholly-owned by Ms. Meng as of the date of this Transaction Statement. The merger is a going private transaction by the buyer group, which will beneficially own 100% of the Company at the effective time of the merger.

If the merger is approved by the required stockholder approval and consummated, each outstanding share of the Common Stock, other than the excluded shares and the dissenting shares, as such term is defined in the merger agreement, will be converted into the right to receive per share merger consideration of US$6.05 in cash without interest and net of any applicable withholding taxes. Shares held by (i) any of Parent, Merger Sub and any other direct or indirect subsidiary of Parent and (ii) the Company ((i) and (ii) collectively, the “excluded shares”) will be cancelled and cease to exist and no payment or distribution will be made to the holders of such excluded shares at the effective time of the merger.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the stockholders of the Company. Adoption of the merger agreement requires the affirmative vote (in person or by proxy) of (i) the holders of at least a majority of the issued and outstanding shares of the Common Stock entitled to vote and (ii) the holders of at least a majority of the issued and outstanding shares of the Common Stock (other than the excluded shares) (such holders, the “unaffiliated stockholders”), in each case in accordance with the Company’s certificate of incorporation and bylaws and the General Corporation Law of the State of Delaware. As of November 17, 2016, the buyer group beneficially owned 36,000,000 shares of the Common Stock, which represented approximately 63.5% of the total outstanding shares of the Common Stock. Neither the Company nor any subsidiary of the Company is a party to any voting agreement with respect to the voting of any shares of the Common Stock. Accordingly, due to the “majority of the unaffiliated stockholders” vote requirement described in clause (ii) above, based on the             shares of the Common Stock expected to be outstanding on the record date, more than        shares of the Common Stock owned by the unaffiliated stockholders (representing greater than 50% of the total outstanding shares of the Common Stock owned by the unaffiliated stockholders and          % of the total outstanding shares of the Common Stock) must be voted in favor of the proposal to adopt the merger agreement for it to be approved.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the merger agreement and to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information

(a)       Name and Address. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)       Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Special Meeting and the Merger”

•	“The Special Meeting—Record Date and Quorum”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

•	“Common Stock Transaction Information”

(c)       Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price and Dividend Information”

3

(d)       Dividends. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price and Dividend Information”

(e)       Prior Public Offerings. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

(f)       Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

Item 3	Identity and Background of Filing Person

(a)       Name and Address. Synutra International, Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

(b)       Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

(c)       Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms —Tender Offers. Not applicable.

(a)-(2)     Material Terms—Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

4

•	“Special Factors— Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factor—Material U.S. Federal Income Tax Consequences of the Merger”

•	“Special Factor—Material PRC Tax Consequences of the Merger”

•	“The Special Meeting”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c)       Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d)       Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Rights of Appraisal”

•	“Annex D—Section 262 of the Delaware General Corporation Law”

(e)       Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Stockholders”

(f)       Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a)       Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

5

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“The Agreement and Plan of Merger”

•	“Common Stock Transaction Information”

•	“Annex A—The Agreement and Plan of Merger”

(b)       Significant Corporate Events. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors— Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Limited Guarantee”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Vote Required”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c)       Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

6

•	“Annex A—The Agreement and Plan of Merger”

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Limited Guarantee”

•	“Common Stock Transaction Information”

•	“Annex A—The Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)       Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors— Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

7

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Dividends”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Delisting and Deregistration of the Common Stock”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)       Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors— Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(b)       Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors— Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Alternatives to the Merger”

8

(c)       Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

(d)       Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Delisting and Deregistration of the Common Stock”

•	“Special Factor—Material U.S. Federal Income Tax Consequences of the Merger”

•	“Special Factor—Material PRC Tax Consequences of the Merger”

•	“The Agreement and Plan of Merger”

•	“Rights of Appraisal”

•	“Annex A—The Agreement and Plan of Merger”

•	“Annex D—Section 262 of the Delaware General Corporation Law”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

9

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(c)       Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“The Special Meeting—Vote Required”

•	“The Special Meeting—Record Date and Quorum”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d)       Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

(e)       Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

(f)       Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

10

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)       Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(b)       Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(c)       Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the shares of the Common Stock or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)       Source of Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(b)       Conditions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

11

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c)       Expenses. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Fees and Expenses”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d)       Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)       Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)       Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

Item 12	The Solicitation or Recommendation

(d)       Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Financing of the Merger”

12

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)       Recommendations of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

Item 13	Financial Statements

(a)       Financial Information. The audited financial statements of the Company for the two fiscal years ended March 31, 2015 and March 31, 2016 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 filed with the SEC on June 13, 2016. The unaudited consolidated financial statements of the Company for the fiscal quarter ended September 30, 2016 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2016.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Selected Financial Information”

•	“Where You Can Find More Information”

(b)       Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)       Solicitation or Recommendations. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Proxies and Revocation”

13

(b)       Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)       Other Material Information. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

The list of exhibits in the Exhibit Index to this Transaction Statement is incorporated herein by reference.

14

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2016

Synutra International, Inc.

By:	/s/ Jinrong Chen
Name:	Jinrong Chen
Title:	Director and Chairman of the Special Committee

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name:	Xiuqing Meng
Title:	Director

Beams Power Merger Sub Limited

By:	/s/ Liang Zhang
Name:	Liang Zhang
Title:	Director

Liang Zhang

/s/ Liang Zhang

Xiuqing Meng

/s/ Xiuqing Meng

15

Exhibit Index

(a)-(1) Preliminary Proxy Statement of Synutra International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on December 9, 2016.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated January 15, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2016.

(a)-(5) Press Release issued by the Company, dated January 22, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 22, 2016.

(a)-(6) Press Release issued by the Company, dated February 2, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 2, 2016.

(a)-(7) Press Release issued by the Company, dated February 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 5, 2016.

(a)-(8) Press Release issued by the Company, dated November 17, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 17, 2016.

(b)-(1) Debt Commitment Letter issued by Shanghai Pudong Development Bank Co., Ltd. to Parent, dated November 17, 2016, incorporated herein by reference to Exhibit 99.5 to the Amendment No. 6 to Schedule 13D filed by the buyer group with the SEC on November 18, 2016.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated November 17, 2016, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated June 3, 2016.

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 8, 2016.

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated November 11, 2016.

(c)-(5) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated November 17, 2016.

(d)-(1) Agreement and Plan of Merger, dated as of November 17, 2016, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Limited Guarantee, dated as of November 17, 2016 by Mr. Zhang and Ms. Meng in favor of the Company, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 17, 2016.

(f)-(1) Rights of Appraisal, incorporated herein by reference to the section titled “Rights of Appraisal” in the Preliminary Proxy Statement.

(f)-(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.

(g) Not applicable.

16